UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HERSHA HOSPITALITY TRUST

(Name of Issuer)

Class A Common Shares of beneficial interest, US$ 0.01 par value per share

(Title of Class of Securities)

427825104

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

October 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 427825104	Page 2 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,100
	8.	SHARED VOTING POWER 23,826,448
	9.	SOLE DISPOSITIVE POWER 8,100
	10.	SHARED DISPOSITIVE POWER 23,826,448
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 427825104	Page 3 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 427825104	Page 4 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Idalgir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 427825104	Page 5 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 427825104	Page 6 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 427825104	Page 7 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 8 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 9 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agrology S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 10 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 11 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 12 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 819,906
	8.	SHARED VOTING POWER 23,014,642
	9.	SOLE DISPOSITIVE POWER 819,906
	10.	SHARED DISPOSITIVE POWER 23,014,642
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 13 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 14 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jiwin S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,834,548
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,834,548
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 15 of 33 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Investment Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,006,542
	8.	SHARED VOTING POWER 828,006
	9.	SOLE DISPOSITIVE POWER 23,006,542
	10.	SHARED DISPOSITIVE POWER 828,006
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,548
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.63%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 427825104	Page 16 of 33 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 3 TO SCHEDULE 13D

This Amendment No. 3 Schedule 13D (“Amendment No. 3”) amends and restates Items 2, 3, 4 and 5 and supplements Item 6 of the Schedule 13D initially filed by the Reporting Persons with the SEC on August 14, 2009 (the “Initial Schedule 13D”), the Amendment No. 1 Schedule 13D filed by the Reporting Persons with the SEC on February 8, 2010 (the “Amendment No.1”), and the Amendment No. 2 Schedule 13D filed by the Reporting Persons with the SEC on March 19,2010 (the “Amendment No. 2”, and together with the Initial Schedule 13D and the Amendment No. 1, the “Schedule 13D”). Capitalized terms used in this Amendment No. 3 but not defined herein have the meaning given to such terms in the Schedule 13D.

CUSIP No. 427825104	Page 17 of 33 Pages

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for Agrology S.A and Real Estate Investment Group LP:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv)	Agrology S.A., a stock corporation organized under the laws of the Republic of Argentina (“Agrology”);

(v)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(vi)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vii)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(viii)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(ix)	Idalgir SA., a stock corporation organized under the laws of the Republic of Uruguay (“Idalgir”);

(x)	IRSA Inversiones y Representaciones Sociedad Anónima, a stock corporation organized under the laws of the Republic of Argentina (“IRSA”);

(xi)	Tyrus S.A., a stock corporation organized under the laws of the Republic of Uruguay, who serves as general partner of Real Estate Investment Group L.P (“Tyrus”);

(xii)	Jiwin S.A., a stock corporation organized under the laws of the Republic of Uruguay, who serves as general partner of Real Estate Investment Group L.P (“Jiwin”); and

(xiii)	Real Estate Investment Group L.P., a limited partnership organized under the laws of Bermuda (“REIG”, and together with Elsztain, IFIS, IFISA, Cresud, Agrology, Idalgir, CAM, CVC Cayman, CVC Uruguay Agroinvestment, IRSA, Jiwin, REIG and Tyrus the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Mintflower Place 4th floor, 8 Par-La-Ville Road Hamilton HM 08 Bermuda; IFISA’s principal offices are located at Ruta 8, 17,500, Edificio @1, local 106, CP 91600, Montevideo, Republic of Uruguay; Cresud’s principal offices are located at Moreno 877, 23rd Floor,

CUSIP No. 427825104	Page 18 of 33 Pages

(C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; Agrology’s principal offices are located at Moreno 877, 21st floor (C1091AAQ), Buenos Aires, Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89, Nexus Way, 2nd floor Camana Bay P.O. Box 31106 Grand Cayman, KY1-1205 Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8, 17,500, Edificio @1, local 106, CP 91600 Montevideo, of the Republic of Uruguay; Agroinvestment’s principal offices are located at Zabala 1422, 2nd floor, Montevideo, Republic of Uruguay; IRSA’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; Idalgir’s principal offices are located at Zabala 1422, 2nd floor, Montevideo, Republic of Uruguay; REIG principal offices are located at Claredon House 2, Church Street, Hamilton HM CX, Bermuda; Tyrus’ principal offices are located at Colonia 810, Of. 403, CP 11000, Montevideo, Republic of Uruguay and Jiwin’s principal offices are located at Colonia 810, Of. 403, CP 11000, Montevideo, Republic of Uruguay.

Due to the fact that Mr. Elsztain may be deemed the beneficial owner of each of the Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power.

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

As of October 19, 2010, the Reporting Persons beneficially owned 23,834,548 Class A common shares of HHT, representing 13.63% of the Class A common shares believed by the Reporting Persons to be outstanding as of such date based on publicity available information. For purposes of calculating the percentage of the class of securities beneficially owned by the Reporting Persons, the Reporting Persons have assumed that 5,700,000 Class A common shares have been issued to REIG upon the exercise of outstanding options and that no other Class A common shares have been issued upon conversion outstanding units of limited partnership interest in Hersha Hospitality Limited Partnership (“HHLP”).

The funds used to purchase the Common Shares were derived from capital contributions made by affiliates.

Item 4.	Purpose of Transaction.

On October 19, 2010, REIG agreed to acquire 2,567,500 Class A common shares from the underwriters of the October 2010 public offering of HHT’s Class A common shares. The offering was completed on October 19, 2010. These shares were acquired by REIG pursuant to the exercise of the preemptive rights granted to REIG in August 2009 pursuant to the Investor Rights and Option Agreement. See Item 6 below for more information regarding REIG’s preemptive rights.

Also on October 19, 2010, REIG agreed to acquire 385,125 Class A common shares from the underwriters of the October 2010 public offering of HHT’s Class A common shares. These shares were acquired by REIG pursuant to the exercise of its preemptive rights in connection with the exercise by the underwriters of their overallotment option.

CUSIP No. 427825104	Page 19 of 33 Pages

On September 29, 2010, Dolphin Fund LP (“Dolphin”) sold in the open market 161,833 Class A common shares of HHT. As a result Dolphin is no longer a direct beneficial owner of Class A common shares of HHT.

Neither the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a)	As of October 19, 2010, the Reporting Persons beneficially owned 23,834,548 Class A common shares of HHT, representing 13.63% of the Class A common shares believed by the Reporting Persons to be outstanding as of such date based on publicity available information. For purposes of calculating the percentage of the class of securities beneficially owned by the Reporting Persons, the Reporting Persons have assumed that 5,700,000 Class A common shares have been issued to REIG upon the exercise of outstanding options and that no other Class A common shares have been issued upon conversion outstanding units of limited partnership interest in Hersha Hospitality Limited Partnership (“HHLP”).

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman, Agroinvestment, Idalgir, IRSA, Tyrus and Jiwin, except for Agrology, a company 100% of Cresud and REIG, a company in which Jiwin (a company wholly owned by IRSA) is the General Partner.

(ii)	Elsztain is the beneficial owner of 29.41 % of IFIS, including: (a) 11.29% owned indirectly through Agroinvestment, (b) 5.17% owned indirectly through Idalgir; (c) 13.15% owned indirectly through CVC Uruguay, and (d) 2.08% owned indirectly through CVC Cayman. Elsztain owns 100% of Agroinvestment and Idalgir and 85.0% of CAM which owns 0.11% of IRSA’s outstanding stock and 100% of CVC Uruguay which in turn owns 0.0002% of Cresud’s shares on a fully diluted basis and 100% of CVC Cayman. None of these companies own directly HHT’s Common Shares. Eduardo Elsztain also directly owns 0.0003% of IRSA’s outstanding stock and 0.0003% of Cresud’s shares on a fully diluted basis.

(iii)	CVC Cayman serves as the Investment Manager of IFIS.

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA. IFIS does not directly own HHT’s Common Shares.

(v)	IFISA directly owns 38.59% of Cresud’s shares on a fully diluted basis. IFISA does not directly own HHT’s Common Shares.

(vi)	Cresud directly owns 50.60% of IRSA’s common shares and 100% of Agrology. Cresud does not directly own HHT’s Common Shares.

(vii)	Agrology directly owns 6.89% of IRSA’s outstanding stock. Agrology does not directly own HHT’s Common Shares.

(viii)	IRSA owns 100% of Tyrus’ capital stock and 819,906 Common Shares of HHT.

CUSIP No. 427825104	Page 20 of 33 Pages

(ix)	Tyrus owns 100% of the capital stock of Jiwin.

(x)	Jiwin serves as general Partner of REIG.

(xi)	REIG owns 17,306,542 Common Shares of HHT and has the option to purchase up to 5,700,000 Common Shares of HHT.

(xii)	Eduardo Elsztain directly owns 8,100 Common Shares of HHT.

CUSIP No. 427825104	Page 21 of 33 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of HHT’s outstanding stock as of October 19, 2010:

Ownership structure as of 19 Oct 2010

E. Elsztain
100%
Agroinvestment
100%
Idalgir S.A.
85%
CAM
100.00%
5.17%
100%
CVC
Uruguay
13.15%
100%
CVC
Cayman
2.08%
* Investment Mgmt
Agreement
IFIS
100%
IFISA
38.59%
Fully Diluted
0.0003%
0.0002%
Cresud
100%
Agrology
50.60%
6.89%
Irsa
0.0003%
0.11%
100%
Tyrus
100%
Jiwin
General
Partner
REIG
819,906
shares
17,306,542
shares
HT
8,100 shares

CUSIP No. 427825104	Page 22 of 33 Pages

Given the foregoing, as of October 19,2010, the Reporting Persons may be deemed to be the beneficial owners of 23,834,548 Class A Common Shares of HHT, representing 13.63% of the Class A common shares believed by the Reporting Persons to be outstanding as of such date based on publicity available information. For purposes of calculating the percentage of the class of securities beneficially owned by the Reporting Persons, the Reporting Persons have assumed that 5,700,000 Class A common shares have been issued to REIG upon the exercise of outstanding options and that no other Class A common shares have been issued upon conversion outstanding units of limited partnership interest in HHLP.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in HHT’s common shares that were effected during the transaction period are listed on Annex I.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Public Offering: On October 19, 2010, HHT announced the closing of the public offering of 25,000,000 common shares of beneficial interest, par value $0.01 per share. HHT also granted the underwriters of the offering a 30-day option to purchase up to an additional 3,750,000 common shares to cover over-allotments, if any. Hence REIG was also granted the right to purchase a portion of these common shares (without payment by REIG of any underwriting discount) if the underwriters’ overallotment option were exercised. A registration statement relating to these common shares has been filed with and declared effective by the Securities and Exchange Commission. The Prospectus for this offering was filed by HHT with the Securities and Exchange Commission on October 20, 2010.

In that sense, and in connection with the aforementioned Investor Rights and Option Agreement, REIG excised its preemptive rights to participate in the aforementioned equity issuance, acquiring 2,952,625 Class A common shares of beneficial interest at a price of U$S 5.80 per share for a total amount of U$S17,125,225.

The Form 4 stating the aforementioned changes in Beneficial Ownership was filed with the Securities and Exchange Commission on October 21, 2010.

Registration Rights Agreement: On June 30, 2010 the HHT decided to amend and restate registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with REIG, IRSA and Dolphin. The Amended and Restated Registration Rights Agreement requires HHT to register on Form S-3 in no event later than September 15, 2010, 819,906 Primary Shares held by IRSA, 14,353,917 Primary Shares held by REIG, 5,700, 000 Primary Shares issuable upon exercise of the Option held by REIG, and 161,833 Primary Shares held by Dolphin. The Amended and Restated Registration Rights Agreement also grants REIG the right to participate in certain future underwritten offerings of securities by the Company.

On August 18, 2010, the Company filed with the SEC the Form S-3/A, where up to 21,035,656 Primary Shares were registered, the Form S-3/A was declared effective by the SEC on September 16, 2010.

CUSIP No. 427825104	Page 23 of 33 Pages

Hersha’s 2008 Equity Incentive Plan: On June 1, 2010 HHT granted 4,500 Class A common shares to each of its independent trustees. Hence, HHT granted 4,500 Class A common shares of beneficial interest to Mr. Elsztain.

The Form 4 stating the aforementioned changes in Beneficial Ownership was filed with the Securities and Exchange Commission on June 3, 2010.

Item 7.	Material to be filed as Exhibits

None

CUSIP No. 427825104	Page 24 of 33 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Mintflower Place 4 Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda Citizen of Argentina	4.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4 Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda Citizen of Argentina

2.	Saul Zang Director Mintflower Place 4 Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda Citizen of Argentina	5.	Alejandro Gustavo Elsztain Director Mintflower Place 4 Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda. Citizen of Argentina

3.	Joseph Steinberg Director Mintflower Place 4 Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda Citizen of the United States

CUSIP No. 427825104	Page 25 of 33 Pages

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Citizen of Uruguay

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Oscar Bergotto Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89, Nexus Way, 2nd floor Camana Bay P.O. Box 31106 Grand Cayman, KY1-1205 Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89, Nexus Way, 2nd floor Camana Bay P.O. Box 31106 Grand Cayman, KY1-1205 Cayman Islands Citizen of Argentina

CUSIP No. 427825104	Page 26 of 33 Pages

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

2.	Saúl Zang Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay

2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Directors of Idalgir S.A.

1	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	2	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 427825104	Page 27 of 33 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104	Page 28 of 33 Pages

8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Alejandro Casaretto Regional Manager of Agricultural Real Estate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Agrology S.A.

1.	Alejandro G. Elsztain Chairman of the Board Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Gastón A. Lernoud Director Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Moreno 877, 2st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104	Page 29 of 33 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Juan C. Quintana Terán Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Emilio Cárdenas Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	17.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104	Page 30 of 33 Pages

8.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	18.	Daniel R. Elsztain Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA

10.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Jorge Cruces Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104	Page 31 of 33 Pages

Tyrus S.A.

3.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

4.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Jiwin S.A.

5.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

6.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 427825104	Page 32 of 33 Pages

Transactions by the Reporting Persons or persons named in Schedule A in Shares that were effected during the last 60 days

Annex 1

REIG’s transactions in HHT Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	10/19/2010	2,952,625	$5.80	New York Stock Exchange

CUSIP No. 427825104	Page 33 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: November 4, 2010.

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Agrology S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Alejandro G. Elsztain
Name:	Eduardo S. Elsztain	Name:	Alejandro G. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Tyrus S.A.		Agroinvestment S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Real Estate Investment Group L.P.		Idalgir S.A.

By: Tyrus S.A., its general partner

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

IRSA Inversiones y Representaciones S.A.		Jiwin S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board